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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                (RULE 13D - 102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
            RULE 13D-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)



                              UNITED RENTALS, INC.
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                                (NAME OF ISSUER)



                     Common Stock, par value $.01 per share
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                         (TITLE OF CLASS OF SECURITIES)


                                   911363 10 9
                           ---------------------------

                                 (CUSIP NUMBER)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages (Page 1 of 5 Pages)


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CUSIP NO. 911363 10 9                13G                       Page 2 of 5 pages


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1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Bradley S. Jacobs
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2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [_]
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3.    SEC Use Only

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4.    Citizenship or Place of Organization:

      United States of America
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                                5.   Sole Voting Power:         5,673,953
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    5,673,953
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      5,673,953
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10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
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11.   Percent of Class Represented by Amount in Row (9):

      7.0%
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12.   Type of Reporting Person:

      IN
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CUSIP NO. 911363 10 9                13G                       Page 3 of 5 pages



Item 1(a).        Name of Issuer:

                  United Rentals, Inc. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Five Greenwich Office Park, Greenwich, Connecticut 06830

Item 2(a).        Name of Person Filing:

                  Bradley S. Jacobs

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o United Rentals, Inc. Five Greenwich Office Park Greenwich, Connecticut 06830

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  911363 10 9

Item 3. Identification of Persons filing pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

                  Not applicable

Item 4.           Ownership

                  (a)   Amount Beneficially Owned:

                  Bradley S. Jacobs beneficially owns (as of December 31, 2005) an aggregate of 5,673,953 shares of Common Stock. These shares are comprised of (i) 1,911,281 outstanding shares held by Mr. Jacobs or by other entities which he may be deemed to control and (ii) 3,762,672 shares that may be acquired pursuant to currently exercisable warrants or other convertible securities held by Mr. Jacobs or by other entities which he may be deemed to control.

                  (b)   Percent of Class

                        7.0%

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CUSIP NO. 911363 10 9                13G                       Page 4 of 5 pages



                  (c)   Number of shares as to which such person has:

                        (i)     Sole power to vote or to direct the vote:

                                5,673,953

                        (ii)    Shared power to vote or to direct the vote:

                                0

                        (iii) Sole power to dispose or to direct the disposition of:

                                5,673,953

                        (iv) Shared power to dispose or to direct the disposition of:

                                0

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certifications:

                  Not applicable.


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CUSIP NO. 911363 10 9                13G                       Page 5 of 5 pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006



/s/ Bradley S. Jacobs
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Bradley S. Jacobs